United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For July 2020

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

On July 2, 2020, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) announced that the Company received a notification from Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”) with respect to an ownership transfer from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) to Shanghai Meicheng, of the Company’s 52.9% controlling outstanding ordinary shares (the “Shares”). SNTON Group held the Shares indirectly through an intermediate holding company, Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”). It is noted that SNTON Group transferred its equity in Hongkong Ruishang to Shanghai Meicheng on June 23, 2020, due to SNTON Group’s asset reorganization. As a result of this transfer, Shanghai Meicheng now indirectly owns the Shares through Hongkong Ruishang. Hongkong Ruishang and in turn holds the Shares through Apex Glory Holdings Limited, a British Virgin Islands corporation.

Shanghai Meicheng is a diversified investment management company located in the Yuhaitang Science and Technology Park of Chongwen District in Shanghai, P.R. China. Its area of investment includes new material, smart city, new energy, culture and entertainment.

A copy of the press release is attached as exhibit 99.1 and incorporated herein by reference.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1          Press Release dated July 2, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name:	Zengyong Wang
Title:	Chairman, Chief Executive Officer

Dated: July 2, 2020